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Exhibit 99(a)(1)(D)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
BALDOR ELECTRIC COMPANY
at
$63.50 Net Per Share in Cash
Pursuant to the Offer to Purchase dated December 8, 2010
by
BROCK ACQUISITION CORPORATION
an indirect wholly-owned subsidiary of
ABB LTD

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THE NIGHT OF MONDAY, JANUARY 10, 2011, UNLESS THE OFFER IS EXTENDED.

December 8, 2010

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

        We have been engaged by Brock Acquisition Corporation, a Missouri corporation ("Purchaser") and an indirect wholly-owned subsidiary of ABB Ltd, a corporation organized under the laws of Switzerland, to act as the Dealer Manager in connection with Purchaser's offer to purchase all outstanding shares of common stock, $0.10 par value (the "Shares"), of Baldor Electric Company, a Missouri corporation (the "Company"), at a purchase price of $63.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 8, 2010 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer") enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

        For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

  1.
  The Offer to Purchase;

  2.
  The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, which includes an IRS Form W-9 relating to backup federal income tax withholding;

  3.
  A Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents cannot be delivered to Continental Stock Transfer & Trust Company (the "Depositary") by the expiration date of the Offer or if the procedure for book-entry transfer cannot be completed by the expiration date of the Offer;

  4.
  A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer;

  5.
  A letter to shareholders of the Company from the Chief Executive Officer of the Company, accompanied by the Company's Solicitation/Recommendation Statement on Schedule 14D-9; and

  6.
  A return envelope addressed to the Depositary for your use only.

        Certain conditions to the Offer are described in Section 15 of the Offer to Purchase.

        We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on the night of Monday, January 10, 2011, unless the Offer is extended. Previously tendered Shares may be withdrawn at any time until the Offer has expired.

        For Shares to be properly tendered pursuant to the Offer, (a) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an "Agent's Message" (as defined in Section 3 of the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (b) the tendering shareholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal.

        Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Dealer Manager, Depositary and the Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

        Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent or the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,
CITIGROUP GLOBAL MARKETS INC.

Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, the Dealer Manager, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

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  Exhibit 99(a)(1)(D)
  December 8, 2010